FREE WRITING PROSPECTUS	FILED PURSUANT TO RULE 433
(To the Prospectus dated May 28, 2013, as supplemented by	REGISTRATION NO. 333-188872
the Prospectus Supplement dated July 17, 2013)	JULY 17, 2013

$250,000,000

NATIONSTAR MORTGAGE LLC

NATIONSTAR CAPITAL CORPORATION

6.500% Senior Notes due 2018

Issuers:	Nationstar Mortgage LLC and Nationstar Capital Corporation

Guarantors:	The notes will be fully and unconditionally guaranteed on an unsecured senior basis by each of Nationstar Mortgage LLC’s existing and future domestic subsidiaries, other than its securitization and certain finance subsidiaries, certain other restricted subsidiaries and subsidiaries that in the future are designated as excluded restricted and unrestricted subsidiaries, and by Nationstar Mortgage Holdings Inc., Nationstar Sub1 LLC and Nationstar Sub2 LLC

Security Description:	6.500% Senior Notes due 2018

Principal Amount:	$250,000,000

Gross Proceeds:	$250,000,000

Coupon:	6.500%

Maturity:	August 1, 2018

Price to Public:	100.000%

Yield to Maturity:	6.500%

Spread to Treasury:	517 basis points

Benchmark:	2.250% UST due July 31, 2018

Interest Payment Dates:	February 1 and August 1, commencing on February 1, 2014

Make-Whole:	Make-whole call at T+50 basis points prior to August 1, 2015

Optional Redemption:	On or after August 1, 2015, optional redemption during the twelve month period beginning on August 1 of the years indicated below at the following percentages of the principal amount (plus accrued and unpaid interest, if any):

Year Percentage 2015 103.250% 2016 101.625% 2017 and thereafter 100.000%

Optional Redemption with Equity Proceeds:	On or prior to August 1, 2015, up to 35.0% of the principal amount of all notes issued at a redemption price equal to 106.500% (plus accrued and unpaid interest, if any) with the net cash proceeds of one or more Equity Offerings

Change of Control:	101% plus accrued and unpaid interest, if any

Trade Date:	July 17, 2013

Settlement Date:	July 22, 2013 (T+3)

CUSIP Number / ISIN:	63860U AM2 / US63860UAM27

Min. Allocation:	$2,000

Increments:	$1,000

Gross Spread:	1.500%

Joint Physical Book-Running Managers:	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joint Book-Running Managers:	Barclays Capital Inc. Wells Fargo Securities, LLC J.P. Morgan Securities LLC

The issuers have filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037; BofA Merrill Lynch toll-free at 1-800-294-1322 or by email at: dg.prospectus_requests@baml.com; Barclays toll-free at 1-888-603-5847 or by emailing Barclaysprospectus@broadridge.com; Wells Fargo Securities toll-free at 1-800-326-5897 or by emailing cmclientsupport@wellsfargo.com; or J.P. Morgan Securities LLC toll-free at 1-800-245-8812.